UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55387R107

(CUSIP Number)

Manuel Chavez, III

Chief Executive Officer

Color Up, LLC

30 W. 4th Street

Cincinnati, Ohio 45202

(513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

F. Mark Reuter

Allison A. Westfall

Keating Muething & Klekamp PLL

1 East 4th Street, Suite 1400

Cincinnati, Ohio 45202

August 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Color Up, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 0%; See Item 5
14	Type of reporting person (see instructions) OO

1	Names of reporting persons HSCP Strategic III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 0%; See Item 5
14	Type of reporting person (see instructions) PN

1	Names of reporting persons Manuel Chavez, III
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 0%; See Item 5
14	Type of reporting person (see instructions) IN

1	Names of reporting persons Stephanie Hogue
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 0%; See Item 5
14	Type of reporting person (see instructions) IN

1	Names of reporting persons Jeffrey Osher
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 0%; See Item 5
14	Type of reporting person (see instructions) IN

This Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2021, Amendment No. 2 filed on October 12, 2021, Amendment No. 3 filed on November 9, 2021, Amendment No. 4 filed on November 9, 2021, Amendment No. 5 filed on August 26, 2022, Amendment No. 6 filed on December 14, 2022, and Amendment No. 7 filed on June 20, 2023 (collectively, the “Statement”), relating to the common stock, par value $0.0001 per share (the “MIC Common Stock”), of Mobile Infrastructure Corporation, a Maryland corporation formerly known as The Parking REIT, Inc. (the “MIC”). Reference is made herein to the Statement and to that certain final joint proxy statement/prospectus (the “Final Prospectus”) filed with the SEC on July 11, 2023. Capitalized terms used herein without definition shall have the meaning set forth in the Statement and in the Final Prospectus.

Item 4.                   Purpose of Transaction

Item 4 of the Statement is amended and supplemented by adding the following:

Consummation of the Merger

As contemplated by the Agreement and Plan of Merger, dated as of December 13, 2022, as amended as of March 23, 2023 (the “Merger Agreement”), by and among MIC, Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), and Queen Merger Corp. I, a Maryland corporation and wholly owned subsidiary of FWAC (“Merger Sub”), on or about August 25, 2023 (the “Closing Date”), FWAC converted to a Maryland corporation (“New MIC”), Merger Sub merged with and into MIC (the “First Merger”) with MIC continuing as the surviving entity (the “First-Step Surviving Company”), and immediately following the effectiveness of the First Merger, the First-Step Surviving Company merged with and into New MIC (the “Second Merger” and together with the First Merger, the “Merger”), with New MIC continuing as the surviving entity resulting from the Second Merger. Additionally, in accordance with the terms and conditions of the Merger Agreement, on the Closing Date, the Operating Partnership converted (the “Conversion”) from a Maryland limited partnership to a Delaware limited liability company, Mobile Infra Operating Company, LLC (following the Conversion, the “Operating Company”).

In connection with the Merger and the Conversion, among other things:

(i)

each share of MIC Common Stock, automatically and without any required action by the holder, was converted into the right to receive such number of shares of New MIC Common Stock equal to the Exchange Ratio;

(ii)

the outstanding and unexercised warrant to purchase 1,702,128 shares of MIC Common Stock at an exercise price of $11.75 per share, automatically and without any required action by the holder,  became a warrant to purchase 2,553,192 shares of New MIC Common Stock at an exercise price of $7.83 per share; and

(iii)

each outstanding unit of partnership interest of the Operating Partnership converted automatically, on a one-for-one basis, into an equal number of identical membership units of the Operating Company, provided that each outstanding unit of membership interest of the Operating Company was adjusted to give effect to the Exchange Ratio.

Cash payments were remitted in lieu of the fractional shares of New MIC Common Stock and fractional units of the Operating Company.

Following the consummation of the Merger, MIC ceased to exist, and a Certification and Notice of Termination on Form 15 is expected to be filed with the SEC requesting the termination of registration of all shares of the MIC Common Stock under Section 12(g) of the Exchange Act and the suspension of MIC’s reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to all shares of MIC Common Stock.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

This Amendment No. 8 is being filed on behalf of the Reporting Persons to report that, as of the Closing Date, after giving effect to the Merger described in Item 4 above, the Reporting Persons do not beneficially own any securities of MIC or the Operating Partnership.

(c)

The section of Item 4 titled “Consummation of the Merger” is incorporated herein by reference. Other than as described in Item 4, none of the Reporting Persons has effected any transactions with regard to MIC Common Stock or securities convertible or exchangeable into MIC Common Stock (including but not limited to the securities of the Operating Partnership) during the past 60 days.

(d)

Not applicable.

(e)

On the Closing Date, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of MIC Common Stock in connection with the consummation of the Merger.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2023

Color Up, LLC

By: /s/ Manuel Chavez, III
Name: Manuel Chavez, III
Title: Chief Executive Officer

HSCP Strategic III, L.P.

By: /s/ Jeffrey Osher
Name: Jeffrey Osher
Title: Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of HSCP Strategic III, L.P.

Manuel Chavez, III

By: /s/ Manuel Chavez, III
Name: Manuel Chavez, III

Stephanie Hogue

By: /s/ Stephanie Hogue
Name: Stephanie Hogue

Jeffrey Osher

By: /s/ Jeffrey Osher
Name: Jeffrey Osher